 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Pappas, Philo (Last) (First) (Middle) 40 Pequot Way (Street) Canton, MA 02021 (City) (State) (Zip) United States	2. Date of Event Requiring Statement (Month/Day/Year) April 21, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Tweeter Home Entertainment Group, Inc.   TWTR
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Sr. Vice President/Chief Merchandising Officer
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	270,000.00 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Pappas, Philo - April 21, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Stock Options	04/21/2003 (2) | 04/21/2008	Common Stock - 120,000.00	$4.70	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: /s/ Joseph McGuire Attorney-in-fact ________________________________ 04-29-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Pappas, Philo - April 21, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Tweeter Home Entertainment Group, Inc. TWTR

Form 3 - April 2003

Philo Pappas
40 Pequot Way

Canton, MA 02021
Explanation of responses:

(1)   Issued in conjunction with employment agreement dated April 21, 2003. 162,000 shares vested upon issuance. 54,000 shares vest on February 1, 2004 and 54,000 shares vest on February 1, 2005 provided Mr. Pappas is still employed with the Company.
(2)   Issued in conjunction with employment agreement dated April 21, 2003. Options for 48,000 shares vested upon issuance and expire April 21, 2006. Options for 36,000 shares vest on April 21, 2004 and expire April 21, 2007. Options for 36,000 shares vest on April 21, 2005 and expire April 21, 2008. Exercise price determined per employment offer, dated March 28, 2003, to be the lowest closing price between the period March 28, 2003 through April 25, 2003.

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